As filed with the Securities and Exchange Commission on October 5, 2012

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

File No. 812-

In the matter of: SSgA Funds Management, Inc., SPDR® Series Trust, SPDR® Index Shares Funds and State Street Global Markets, LLC	Application for an Order under Section 6(c) of the Investment Company Act of 1940, as amended, (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), and 22(d) and 22(e) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and (a)(2) of the Act and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and (B) of the Act.

All communications and orders to:	with copies to:

Lance C. Dial, Esq. State Street Global Advisors One Lincoln Street Boston, Massachusetts 02111	W. John McGuire, Esq. Bingham McCutchen LLP 2020 K Street NW Washington, DC 20006 Vincent Manzi State Street Global Markets LLC One Lincoln Street Boston, Massachusetts 02111

Page 1 of 46 sequentially numbered pages (including exhibits)

-i-

I.	Summary and Background

SSgA Funds Management, Inc. (the “Adviser”), State Street Global Markets, LLC (the “Distributor”), SPDR Series Trust and SPDR Index Shares Funds (each a “Trust,” and together the “Trusts” and collectively with the Adviser and the Distributor, the “Applicants”) hereby apply for and request an order (the “Order”) under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), and 22(d) and 22(e) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and (a)(2) of the Act and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and (B) of the Act amending, to the extent necessary, exemptive relief previously granted that permitted the Trusts to create and operate index-based exchange traded funds (“Funds”) that offer exchange traded shares (“Shares”) with limited redeemability.1 The Order would permit Funds and any future series of a Trust and any other existing or future registered open-end management investment company or series thereof that (1) is advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser, and (2) complies with the terms and conditions contained in this application (“Future Funds” and, collectively with the Funds, “Funds”) to have one or more of the following characteristics, each of which is discussed in greater detail below:

1)	the Funds operate using a master-feeder structure, as defined below;[2]

2)	the Funds use an index that is created, compiled, sponsored or maintained by an entity which is an affiliated person, as defined in Section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of the Trusts, the Adviser, the Distributor or any Sub-Adviser, or promoter to a Fund;

[1]	See fns. 2 and 5-7 infra.
[2]

This relief is substantially similar to relief the Commission has previously granted. See SSgA Funds Management, Inc., et al, Investment Company Act Release Nos. 29499 (Nov. 17, 2010) (notice) and 29524 (Dec. 13, 2010) (order).

3)	the Fund is a long/short fund or a 130/30 fund, each as defined below[3], and

4)	the Funds issue Shares in less than Creation Unit size aggregations to investors participating in a dividend reinvestment program (“Dividend Reinvestment Program”).[4]

Shares are purchased only in large aggregations of a specified number referred to as a “Creation Unit.” Creation Units are separable upon issue into individual Shares, which are listed and traded at negotiated prices on a national securities exchange. The Shares themselves are not redeemable unless combined into a Creation Unit.

In 2000, Applicants received, subject to certain conditions, the relief (the “Initial Order”) necessary to operate index-based exchange traded funds (“ETFs”) that invest in domestic equity securities.5 The Initial Order was subsequently amended in 2006,6 primarily to permit the creation of index-based ETFs which invest in foreign equity securities and to permit, subject to certain conditions, the shares of the domestic and foreign ETFs to sell their shares to other investment companies in amounts beyond the limits of Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act. The Initial Order was further amended in 2007 to permit the creation of index-based ETFs which invest in fixed-income securities (“Fixed Income Funds”).7

[3]

This relief is substantially similar to relief the Commission has previously granted. See FQF Trust, et al., Investment Company Act Release Nos. 29720 (July 11, 2011) (notice) and 29747 (Aug. 5, 2011) (order).

[4]	See Precidian ETFs Trust, et al., Investment Company Act Rel. Nos. 30101 (June 8, 2012) (notice) and 30129 (July 5, 2012) (order).
[5]

State Street Bank and Trust Company, et al., Investment Company Act Release Nos. 24631 (Sept. 1, 2000) (notice) and 24666 (Sept. 24, 2000) (order) (superseding The Select Sector SPDR Trust, Investment Company Act Release Nos. 23492 (Oct. 20, 1998) (notice) and 23534 (Nov. 13, 1998) (order))

[6]	SSgA Funds Management, Inc., et al., Investment Company Act Release Nos. 27511 (Oct. 6, 2006) (notice) and 27543 (Nov. 1, 2006) (order)
[7]

SSgA Funds Management, Inc., et al., Investment Company Act Release Nos. 27809 (Apr. 30, 2007) (notice and 27839 (May 25, 2007) (order). The Initial Order, as amended in 2006 and 2007, is referred to as the

The Applicants believe that the requested relief is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

The Order would permit the Funds to acquire shares of other registered investment companies managed by the Adviser having substantially the same investment objectives as the Funds (“Master Funds”) beyond the limitations of Section 12(d)(1)(A) and permit the Master Funds, and any principal underwriter for the Master Funds, to sell shares of the Master Funds to the Funds beyond the limitations of Section 12(d)(1)(B) (“Master-Feeder Relief”). As discussed in more detail below, the Applicants believe that the Funds may rely on the exemption provided in Section 12(d)(1)(E); however, this exemption may be unavailable to the Funds should the Funds engage in in-kind securities transactions with investors and the Master Funds. As a result, the Applicants are requesting an exemption from Sections 12(d)(1)(A) and (B) to the extent necessary to perform in-kind transactions in a master-feeder structure. Applicants request that any exemption under Section 12(d)(1)(J) from Sections 12(d)(1)(A) and (B) for Master-Feeder Relief apply to any registered investment company or unit investment trust that is currently or subsequently part of the same “group of investment companies” as the Funds within the meaning of Section 12(d)(1)(G)(ii) of the Act as well as any principal underwriter for the Funds selling shares of a Master Fund to a Fund.

No form having been specifically prescribed for this application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the SEC.

“Prior Order.” Applicants agree that any Order granting the requested relief will be subject to the same conditions as those imposed by the Prior Order.

II.	THE EXCHANGE TRADED FUNDS

A.	The Applicants

Each Trust is a business trust organized under the laws of the Commonwealth of Massachusetts and is registered with the SEC as an open-end management investment company. Each Trust may have several Funds.8 Each Trust is overseen by a board of trustees (the “Board”).

The Adviser – SSgA Funds Management, Inc. is the investment adviser to each Trust. The Adviser is a corporation organized under the laws of the Commonwealth of Massachusetts, with its principal office located in Boston, Massachusetts. It is registered as an “investment adviser” under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser may retain one or more sub-advisers (“Sub-Advisers”) for managing the assets of one or more of the Funds for which it is the investment adviser. Any Sub-Adviser to a Fund will be registered under the Advisers Act or exempt from registration under the Advisers Act. The Adviser is a wholly-owned subsidiary of State Street Corporation.

The Distributor – State Street Global Markets, LLC, a broker-dealer registered under the Securities Exchange Act of 1934 (the “Exchange Act”) and a member of the Financial Industry Regulatory Authority, serves as the principal underwriter for the Trusts. The Distributor will distribute Fund Shares on an agency basis. The Distributor is a wholly-owned subsidiary of State Street Corporation. State Street Bank and Trust Company will serve as custodian (the “Custodian”), transfer agent (the “Transfer Agent”) and administrator and dividend disbursing agent for the Trusts.

[8]

Each Fund intends to maintain the required level of diversification, and otherwise conduct its operations, so as to meet the regulated investment company (“RIC”) diversification requirements of the Internal Revenue Code of 1986, as amended (the “Code”).

B.	Investment Objectives

The investment objective of each Fund9 will be to provide investment results that correspond, before fees and expenses, generally to the total return performance of the relevant index (the “Index” or “Underlying Index”).10 The Adviser will utilize some variety of “passive” or indexing investment approach. This investment approach attempts to approximate the investment performance of the relevant Index through quantitative analytical procedures. The Adviser may fully replicate a Fund’s relevant Index or use a “sampling” strategy to track each Fund’s respective Index. A Fund which utilizes a representative sampling strategy will hold a basket of the component securities (“Component Securities”) of its Index, but it may not hold all of the Component Securities of its Index (as compared to funds that use a replication strategy which invest in substantially all of the Component Securities in its Index in the same approximate proportions as in the Index).

Using the sampling strategy, the Adviser or Sub-Adviser will select each security for inclusion in the Fund’s portfolio to have aggregate investment characteristics, fundamental characteristics, and liquidity measures similar to those of the Fund’s Underlying Index, taken in its entirety. If representative sampling is used, a Fund will not be expected to track its

[9]

Unless otherwise indicated, references to a Fund’s investment adviser and its investments should be read to include the investment adviser of and the investments by a Fund’s Master Fund to the extent the Fund is part of a Master-Feeder structure.

[10]

Underlying Indexes that include both long and short positions in securities are referred to as “Long/Short Indexes.” The Long/Short Indexes will employ a rules-based approach to determine the Component Securities (defined below), and the weightings of the Component Securities, in the long portion and the short portion of the index. The Long/Short Indexes will have a well-developed, specified methodology, and have fully transparent Component Securities and weightings. Funds which seek to provide investment results that correspond, before expenses, generally to the total return performance of a Long/Short Index are referred to as “Long-Short Funds.” Underlying Indexes that use a 130/30 investment strategy are referred to as “130/30 Indexes.” The 130/30 Indexes will employ a rules-based approach to determine the Component Securities, and the weightings of the Component Securities, in the long portion and the short portion of the index. The 130/30 Indexes will have a well-developed, specified methodology, and have fully transparent Component Securities and weightings. Funds which seek to provide investment results that correspond, before expenses, generally to the price and yield performance of a 130/30 Index are referred to as “130/30 Funds.”

Underlying Index with the same degree of accuracy as a Fund employing the replication strategy. A Fund using a replication strategy will invest in substantially all of the Component Securities in its Underlying Index in the same approximate proportions as in the Underlying Index. A Fund utilizing a representative sampling strategy generally will hold a significant number of the Component Securities of its Underlying Index, but it may not hold all of the Component Securities of its Underlying Index. This may be the case, for example, when there are practical difficulties or substantial costs involved in compiling an entire Underlying Index or when a Component Security of an Underlying Index is illiquid. From time to time, adjustments will be made in the portfolio of each Fund in accordance with changes in the composition of its Underlying Index or to maintain RIC compliance. Applicants expect that each Fund will have a tracking error relative to the performance of its Underlying Index of no more than five percent (5%), net of fees or expenses.

Each Fund generally will invest at least 80% of its total assets in the securities that comprise the relevant Index. However, a Fund may at times invest up to 20% of its total assets in certain futures, options, currency forwards and swap contracts, cash and cash equivalents, including money market funds, as well as securities not included in its Index, but which the Adviser believes will help the Fund track its Index. At all times, a Fund will hold, in the aggregate, at least 80% of its total assets in Component Securities and investments that have economic characteristics that are substantially identical to the economic characteristics of the Component Securities of its Index.

2.	Long/Short Funds

Each Long/Short Fund will establish (i) exposures equal to approximately 100% of the long positions specified by the Long/Short Index and (ii) exposures equal to approximately 100% of the short positions specified by the Long/Short Index. The net investment exposure of each of the Long/Short Funds will equal its net assets.

With respect to a Long/Short Fund’s long position, each Fund expects to hold long positions in Component Securities from the long portion of the Long/Short Index. With respect to a Long/Short Fund’s short position, each Fund expects to hold short positions in Component Securities from the short portion (“Short Positions”) of the Long/Short Index. Each Long/Short Fund will invest at least 80% of its total assets in the Component Securities (including Depositary Receipts and TBA Transactions, (both defined below), including Short Positions, of the Long/Short Index.11 The remaining 20% of each Long/Short Fund’s assets may be invested in (a) securities other than Component Securities, (b) “Financial Instruments” (including (i) futures contracts, (ii) options on securities, indexes and futures contracts, (iii) equity caps, collars and floors, (iv) swap agreements and (v) forward contracts) and (c) money market instruments. To the extent required by Section 18(f) of the 1940 Act, Portfolio Securities and/or cash in a Long/Short Fund’s portfolio would be segregated to cover Short Positions and Financial Instruments in the portfolio.12

3.	130/30 Funds

Each 130/30 Fund will establish (i) exposures to long positions in Component Securities equal in value to approximately 130% of total net assets and (ii) exposures to short positions in Component Securities equal in value to approximately 30% of total net assets, as specified by the underlying 130/30 Index. The net investment exposure of each of the 130/30 Funds will equal its net assets.

[11]	For purposes of this calculation, cash proceeds received from short sales are not included in total assets.
[12]

See Securities Trading Practices of Registered Investment Companies, Investment Company Act Rel. No. 10666 (Apr. 18, 1979). See also Robertson Stephens Investment Trust (pub. avail. Jan. 25, 1994) and Merrill Lynch Asset Management, L.P. (pub. avail. July 2, 1996).

With respect to a 130/30 Fund’s long position, each Fund expects to hold long positions in Component Securities from the long portion of the 130/30 Index. With respect to a 130/30 Fund’s short position, each Fund expects to hold Short Positions.

Each Domestic 130/30 Fund will hold at least 80% of its total assets in Component Securities that are specified for the long positions and short positions in its underlying Domestic 130/30 Index.13 By way of example, assuming total assets equal $100, the Domestic 130/30 Fund would take at least $80 (i.e., 80%) and invest it directly in Component Securities specified as the long positions of its underlying Domestic 130/30 Index. The Domestic 130/30 Fund would then establish Short Positions in short positions dictated by the Domestic 130/30 Index. In connection with the establishment of the Short Positions, the Domestic 130/30 Fund would obtain $30 in cash, which it would expect to invest in additional Component Securities specified as long positions by its Domestic 130/30 Index. It would then invest the remainder of its assets (i.e., $20) in Component Securities, non-Component Securities, Financial Instruments or money market instruments as deemed appropriate by Adviser to track the Domestic 130/30 Index. To the extent required by Section 18(f) of the 1940 Act, securities and/or cash in the Domestic 130/30 Fund’s portfolio would be segregated to cover Short Positions and Financial Instruments in the portfolio.14

Foreign 130/30 Funds will invest at least 80% of their total assets in Component Securities that are specified for the long positions and short positions in their Foreign 130/30

[13]

Applicants use the following naming convention throughout the Application: A Domestic Index that is a 130/30 Index is referred to as a “Domestic 130/30 Index,” and a Fund that seeks to track a Domestic 130/30 Index is referred to as a “Domestic 130/30 Fund.” This same naming convention is applied to Long/Short Funds and therefore a Foreign Index that is a Long/Short Index is referred to as a “Foreign Long/Short Index,” and a Fund that seeks to track a Foreign Long/Short Index is referred to as a “Foreign Long/Short Fund,” etc.

[14]	See supra note 12.

Indexes or Depositary Receipts15 representing Component Securities that are specified for the long and short positions in their Foreign 130/30 Indexes. Fixed Income 130/30 Funds will invest at least 80% of their total assets in Component Securities that are specified for the long positions and short positions in their Fixed Income 130/30 Indexes or TBA Transactions (as defined below) representing Component Securities that are specified for the long positions and short positions in their Fixed Income 130/30 Indexes.

C.	Exchange Listing

Shares will be listed and traded at negotiated prices on a national securities exchange as defined in Section 2(a)(26) of the Act (the “Exchange”). Shares will be listed on the Exchange and traded in the secondary market in the same manner as other equity securities. Except as permitted by the relief requested from Section 17(a), no promoter, principal underwriter (e.g., the Distributor) or affiliated person of the Fund or any affiliated person of such person will be an Authorized Participant (defined below) or make a market in Shares. Neither the Distributor nor any other affiliated person of the Fund, the Adviser, its promoter or principal underwriter will maintain a secondary market in Shares. One or more Market Makers will be assigned to make continuous markets in Shares.16 In addition, numerous Market Makers may buy and sell Shares for their own accounts on a regular basis. As long as the Funds operate in reliance on the requested Order, the Shares will be listed on an Exchange.

[15]

Depositary Receipts are typically issued by a financial institution (a “Depository”) and evidence ownership interests in a security, often a foreign security, or a pool of securities that have been deposited with the Depository. No affiliated persons of Applicants or any Sub-Adviser will serve as the depositary bank for any Depositary Receipts held by a Fund. A Fund will not invest in any Depositary Receipts that the Adviser or Sub-Adviser deems to be illiquid or for which pricing information is not readily available.

[16]

If Shares are listed on NYSE Arca, NASDAQ or a similar electronic Exchange, one or more member firms of that Exchange will act as Market Maker and maintain a market for Shares trading on the Exchange. On NASDAQ, no particular Market Maker would be contractually obligated to make a market in Shares. However, the listing requirements on NASDAQ, for example, stipulate that at least two Market Makers must be registered in Shares to maintain a listing. In addition, on NASDAQ and NYSE Arca, registered Market Makers are required to make a continuous two-sided market or subject themselves to regulatory sanctions. If Shares are listed on an Exchange such as the NYSE, one or more member firms will be designated to act as a specialist and maintain a market for the Shares trading on the Exchange (the “Exchange Specialist”). No Market Maker or Exchange Specialist will be an affiliated person, or an affiliated person of an affiliated person, of the Funds, except within Section 2(a)(3)(A) or (C) of the Act due to ownership of Shares, as described below.

D.	Sales of Fund Shares

Each Fund will offer, issue and sell its shares to investors only in Creation Units through the Distributor on a continuous basis at the net asset value per share (“NAV”) next determined after an order in proper form is received, except to the extent the relief requested in this Application to operate Dividend Reinvestment Programs is granted. Creation Units may vary in size from Fund to Fund, but will in each case be aggregations of at least 25,000 Shares. The Applicants recognize that each Share is issued by an investment company and, accordingly, the acquisition of any Shares of a Fund, whether acquired directly from a Fund or in the secondary market, will be subject to the restrictions of Section 12(d)(1) of the Act or to any relief provided in the Prior Order or rules adopted by the Commission.

The NAV of each Fund will be determined as of the close of the regular trading session on the New York Stock Exchange (“NYSE”) on each Business Day (defined below). The Trust will sell and redeem Creation Units of each Fund only on a business day, which means any day that a Fund is open for business, including as required by Section 22(e) of the Act (“Business Day”).

In order to keep costs low and permit each Fund to be as fully invested as possible, Shares will be purchased and redeemed in Creation Units and generally on an in-kind basis. Accordingly, except where the purchase or redemption will include cash under the limited circumstances specified below, purchasers will be required to purchase Creation Units by making an in-kind deposit of specified instruments (“Deposit Instruments”), and shareholders redeeming their Shares will receive an in-kind transfer of specified instruments (“Redemption

Instruments”).17 On any given Business Day, the names and quantities of the instruments that constitute the Deposit Instruments and the names and quantities of the instruments that constitute the Redemption Instruments will be identical, and these instruments may be referred to, in the case of either a purchase or a redemption, as the “Creation Basket.” In addition, the Creation Basket will correspond pro rata to the positions in the Fund’s portfolio (including cash positions),18 except:

(a)	in the case of bonds, for minor differences when it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement;

(b)	for minor differences when rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots;[19] or

(c)	TBA Transactions[20], Short Positions, and other positions that cannot be transferred in kind[21] will be excluded from the Creation Basket.[22]

[17]

The Funds must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act. In accepting Deposit Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the Funds will comply with the conditions of Rule 144A.

[18]	The portfolio used for this purpose will be the same portfolio used to calculate the Fund's NAV for that Business Day.
[19]	A tradeable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.
[20]

A TBA Transaction is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to the settlement date. The amount of substituted cash in the case of TBA Transactions will be equivalent to the value of the TBA Transaction listed as a Deposit Instrument or Redemption Instrument. Applicants expect that a cash-in-lieu amount would replace any TBA Transaction that is listed as a Deposit Instrument or Redemption Instrument of any Fund.

[21]	This includes instruments that can be transferred in kind only with the consent of the original counterparty to the extent the Fund does not intend to seek such consents.
[22]	Because these instruments will be excluded from the Creation Basket, their value will be reflected in the determination of the Cash Amount (defined below).

If there is a difference between the NAV attributable to a Creation Unit and the aggregate market value of the Creation Basket exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (the “Cash Amount”). A difference may occur where the market value of the Creation Basket changes relative to the NAV of the Fund for the reasons identified in clauses (a) through (c) above.

Purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than in kind, solely under the following circumstances:

(a)	to the extent there is a Cash Amount, as described above;

(b)	if, on a given Business Day, the Fund announces before the opening of trading that all purchases, all redemptions or all purchases and redemptions on that day will be made entirely in cash;

(c)	if, upon receiving a purchase or redemption order from an Authorized Participant, the Fund determines to require the purchase or redemption, as applicable, to be made entirely in cash;[23]

[23]

In determining whether a particular Fund will sell or redeem Creation Units entirely on a cash or in-kind basis (whether for a given day or a given order), the key consideration will be the benefit that would accrue to the Fund and its investors. For instance, in bond transactions, the Adviser may be able to obtain better execution than Share purchasers because of the Adviser's size, experience and potentially stronger relationships in the fixed income markets. Purchases of Creation Units either on an all cash basis or in-kind are expected to be neutral to the Funds from a tax perspective. In contrast, cash redemptions typically require selling portfolio holdings, which may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an in-kind redemption. As a result, tax considerations may warrant in-kind redemptions.

(d)	if, on a given Business Day, the Fund requires all Authorized Participants purchasing or redeeming Shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are not eligible for transfer through either the NSCC Process or DTC Process; or (ii) in the case of Foreign Funds (as defined below), such instruments are not eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances; or

(e)	if the Fund permits an Authorized Participant to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are, in the case of the purchase of a Creation Unit, not available in sufficient quantity; (ii) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting; or (iii) a holder of Shares of a Foreign Fund would be subject to unfavorable income tax treatment if the holder receives redemption proceeds in kind.

Each Business Day, before the open of trading on the Exchange, the Fund will cause to be published through the National Securities Clearing Corporation (“NSCC”), the names and quantities of the instruments comprising the Creation Basket, as well as the estimated Cash Amount (if any), for that day. The published Creation Basket will apply until a new Creation Basket is announced on the following Business Day, and there will be no intra-day changes to the Creation Basket except to correct errors in the published Creation Basket.

Orders

Orders to purchase Creation Units may be placed by or through an “Authorized Participant,” which is either (1) a “Participating Party,” i.e., a broker-dealer or other participant in the Shares Clearing Process through the Continuous Net Settlement (“CNS”) System of the NSCC, a clearing agency that is registered with the Commission, or (2) a participant in the DTC, which in either case has executed an agreement with the Trust and with the Distributor with respect to creations and redemptions of Creation Units (“Participant Agreement”). An order to purchase or redeem Creation Units can only be placed by or through an Authorized Participant that has signed a Participant Agreement. Authorized Participants making payment for an order placed through the Distributor of any Creation Unit(s) of any Fund which owns domestic equity securities must either: (1) initiate instructions pertaining to Creation Baskets through the CNS System as such processes have been enhanced to effect purchases and redemptions of Creation Units (such process being referred to herein as the “Shares Clearing Process”) or (2) deposit Creation Baskets with the Trust “outside” the Shares Clearing Process through the facilities of DTC. This latter process, which is a DTC manual clearing process, is available to all DTC Participants; because it involves the manual line-by-line movement of (potentially) hundreds of securities positions, its usage generally costs a Fund more than the Shares Clearing Process to settle a purchase or redemption of a Creation Unit. With respect to any Fund that invests in a mix of domestic and foreign equity and debt securities, the clearance and settlement of its Creation Units will depend on the nature of each security, consistent with the processes discussed below.

The Shares Clearing Process is not currently available for purchases or redemptions of Funds that invest in foreign equity and/or fixed income securities (“Foreign Funds”). Accordingly, Authorized Participants making payment for orders of Creation Units of Foreign

Funds must have international trading capabilities and must deposit the Deposit Instruments with the Fund “outside” the Shares Clearing Process through the relevant Fund’s Custodian and sub-custodians. Specifically, the purchase of a Creation Unit of a Foreign Fund will operate as follows. Following the notice of intention, an irrevocable order to purchase Creation Units, in the form required by the Fund, must be received by the Distributor from the Authorized Participant on its own or another investor’s behalf by the order cut-off time (the “Order Cut-Off Time”) on the relevant Business Day. The Order Cut-Off Time for Funds is currently expected to be 4:00 p.m. ET for purchases of Shares. On days when the Exchange closes earlier than normal, a Fund may require orders for Creation Units to be placed earlier in the day. Once the Distributor receives a notice of intent to submit an order, the Distributor shall cause the Adviser, any Sub-Adviser and the Custodian to be informed of such notice.

Once a purchase order has been placed with the Distributor, the Distributor will inform the Adviser and Custodian. Once the Custodian has been notified of an order to purchase, it will provide necessary information to the sub-custodian(s) of the relevant Foreign Fund. The Authorized Participant will deliver to the appropriate sub-custodians the relevant Creation Basket, with any appropriate adjustments as determined by the Fund. Deposit Instruments must be delivered to the accounts maintained at the applicable sub-custodians. All sub-custodians will comply with Rule 17f-5 under the Act. Once sub-custodians confirm to the Custodian that the required securities have been delivered, the Custodian will notify the Adviser and Distributor. The Distributor will then deliver a confirmation and Fund prospectus (“Prospectus”) to the purchaser.

Except as described below, Shares and Deposit Instruments of Fixed Income Funds will clear and settle in the same manner as the Shares and Deposit Instruments of other Funds. The

Shares and Deposit Instruments of Fixed Income Funds will clear and settle in the same manner as the fixed income securities and shares of other ETFs that invest in fixed income securities. Deposit Instruments that are U.S. government or U.S. agency securities and any Cash Amount will settle via free delivery through the Federal Reserve System. Non-U.S. fixed income securities will settle in accordance with the normal rules for settlement of such securities in the applicable non-U.S. market. The Shares will settle through the DTC. The Custodian will monitor the movement of the underlying Deposit Instruments and will instruct the movement of Shares only upon validation that such securities have settled correctly. The settlement of Shares will be aligned with the settlement of the underlying Deposit Instruments and will generally occur on a settlement cycle of T+3 Business Days or shorter, at the sole discretion of the Trust on behalf of each Fixed Income Fund.24 Applicants do not believe the issuance and settlement of Creation Units in the manner described above will have any negative impact on the arbitrage efficiency or the secondary market trading of Shares.

All orders to create Creation Units, whether through or “outside”, the Shares Clearing Process, must be received by the Distributor no later than the Order Cut-Off Time, in each case on the date such order is placed in order for creation of the Creation Units to be effected based on the NAV of the relevant Funds as determined on such date. Currently, in the case of custom

[24]

Applicants note that Shares of the Fixed Income Funds typically will trade and settle on a trade date plus three business days (“T+3”) basis. Where this occurs, Applicants believe that Shares of each Fixed Income Fund will trade in the secondary market at prices that reflect interest and coupon payments on Portfolio Securities through the Shares’ T+3 settlement date. As with other investment companies, the Act requires the Fixed Income Funds to calculate NAV based on the current market value of portfolio investments, and does not permit the Fixed Income Funds to reflect in NAV interest and coupon payments not due and payable. Therefore, to the extent that Shares of the Fixed Income Funds may trade in the secondary market at a price that reflects interest and coupon payments due on a T+3 settlement date, Applicants anticipate that such Shares may trade in the secondary market at a slight premium to NAV that reflects these interest and coupon payments. Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of the Fixed Income Funds. The Exchange Specialists and/or market makers (and other institutional investors) who would take advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual bond or baskets of fixed income securities.

orders,25 the order must be received by the Distributor, no later than 3:00 p.m. ET. On days when an Exchange or the bond markets close earlier than normal, Fixed Income Funds may require custom orders for Creation Units to be placed earlier in the day. For example, on days when the generally accepted close of the bond market occurs earlier than normal (such as the day before a holiday), the Order Cut-Off Time for custom orders is expected to be no later than 11:00 a.m. Eastern Time. The procedures for making payment through and “outside” the Shares Clearing Process are discussed below.

Transaction expenses, including operational processing and brokerage costs, may be incurred by a Fund when investors purchase or redeem Creation Units “in-kind” and such costs have the potential to dilute the interests of the Fund’s existing owners of Shares (“Beneficial Owners”). Hence, each Fund may impose purchase or redemption transaction fees (“Transaction Fees”) in connection with effecting such purchases or redemptions. Since the Transaction Fees are intended to defray the transaction expenses as well as to prevent possible shareholder dilution resulting from the purchase or redemption of Creation Units, the Transaction Fees will be borne only by such purchasers or redeemers. In those instances in which a Fund permits an “in-kind” purchaser to substitute cash in lieu of depositing one or more of the requisite Deposit Instruments, the purchaser may be assessed a higher Transaction Fee on the “cash in lieu” portion of its investment to cover the cost of purchasing the necessary Deposit Instruments, including operational processing and brokerage costs, and part or all of the spread between the expected bid and offer side of the market relating to such Deposit Instruments. The exact amounts of such Transaction Fees will be determined separately for each Fund and may vary over time.

[25]	A custom order is any purchase or redemption of Shares made in whole or in part on a cash basis by an Authorized Participant in reliance on clauses (e)(i)-(iii) on page 13 above.

E.	Pricing

The price of Shares trading on an Exchange will be based on a current bid/offer market. The price of Shares of any Fund, like the price of all traded securities, is subject to factors such as supply and demand, as well as the current value of the securities held by such Fund. In addition, Shares are available for purchase or sale on an intra-day basis on an Exchange and do not have a fixed relationship to the previous day’s NAV or the current day’s NAV. Prices on an Exchange, therefore, may be below, at, or above the most recently calculated NAV of such Shares. No secondary sales will be made to brokers or dealers at a concession by the Distributor or by a Fund. Transactions involving the sale of Shares on an Exchange will be subject to customary brokerage commissions and charges. Applicants note that the pricing of Shares by means of bids and offers on an Exchange in the secondary market is no longer novel.

F.	Redemption

Beneficial Owners of Shares may sell their Shares in the secondary market, but must accumulate enough Shares to constitute a Creation Unit in order to redeem through a Fund. Creation Units will be redeemable at the NAV next determined after receipt of a request for redemption in proper form by a Fund. Similar to the issuance of Creation Units, Creation Units will be redeemed by a Fund in exchange for a portfolio of Redemption Instruments and specified cash amount as published in the Creation Basket26 or as a custom order.27

[26]

Each Fund must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act. In accepting Deposit Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, each Fund will comply with the conditions of Rule 144A, including in satisfying redemptions with such Rule 144A eligible restricted Redemption Instruments.

[27]	See fn. 25, supra.

Consistent with the provisions of Section 22(e) of the Act and Rule 22e-2 thereunder, the right to redeem will not be suspended, nor payment upon redemption delayed, except as provided by Section 22(e) of the Act or, with respect to certain Funds that invest in foreign securities, in accordance with the Prior Order. Subject to the foregoing, Creation Units of any Fund will generally be redeemable on any Business Day in exchange for the Redemption Instruments and any Cash Amount (defined below) in effect on the date a request for redemption is made in proper form.

The Adviser will publish daily the list of Redemption Instruments that a redeemer will receive from the Fund. The Deposit Instruments and Redemption Instruments will consist of a pro rata basket of the securities held by the Fund, except as specifically permitted.28 The Trust will also deliver to the redeeming Shareholder in cash a “Cash Amount,” which on any given Business Day will be an amount calculated with respect to the Redemption Instruments in the same manner as the Cash Amount is calculated with respect to Deposit Instruments, although the actual amount may differ if the Redemption Instruments are not identical to the Deposit Instruments applicable for Creation Units on the same day. To the extent that the Redemption Instruments have a value greater than the NAV of the Shares being redeemed, a cash payment equal to the differential will be paid by the redeeming shareholder to the Trust. The Trust may also make redemptions in cash, in lieu of transferring one or more Redemption Instruments to a redeemer, if the Trust determines that such method is warranted. This could occur, for example, when a redeeming shareholder is restrained by regulation or policy from transacting in certain Redemption Instruments, such as the presence of such Redemption Instruments on a redeeming investment banking firm’s restricted list.

[28]	Id.

Redemption of Shares in Creation Units will be subject to a Transaction Fee imposed in the same amount and manner as the Transaction Fee incurred in purchasing such Shares. Redemption of Shares may be made either through the Shares Clearing Process or “outside” the Shares Clearing Process through the facilities of DTC. As discussed with respect to purchases, a redeeming Shareholder will pay a Transaction Fee to offset a Fund’s operational processing costs and other similar costs incurred in transferring the Redemption Instruments from its account to the account of the redeeming investor. An Authorized Participant redeeming Creation Units “outside” the Shares Clearing Process may be required to pay a higher Transaction Fee than would have been charged had the redemption been effected through the Shares Clearing Process. In addition, an entity redeeming Shares that receives cash in lieu of one or more Redemption Instruments may be assessed a higher Transaction Fee on the “cash in lieu” portion to cover the costs of selling such Redemption Instruments, including trading costs, brokerage commissions, and all or part of the spread between the expected bid and offer side of the market relating to such Redemption Instruments. This higher Transaction Fee will be assessed in the same manner as the Transaction Fee incurred in purchasing Creation Units using a “cash in lieu” portion.

A redemption request outside the Shares Clearing Process will be considered to be in proper form if (a) a duly completed request form is received by the Distributor from the Authorized Participant on behalf of itself or another redeeming investor by the Order Cut-off Time (currently expected to be 4:00 p.m. ET and (b) arrangements satisfactory to the Trust are in place for the Authorized Participant to transfer or cause to be transferred to the Trust the Creation Unit of a Fund being redeemed through the book-entry system of the DTC on or before contractual settlement of the redemption request. As discussed above, in certain circumstances, each Fund in its discretion may permit cash to be substituted for a Redemption Security.

When redeeming a Creation Unit of a Foreign Fund and taking delivery of Redemption Instruments in connection with such redemption into a securities account of the Authorized Participant or investor on whose behalf the Authorized Participant is acting, the owner of the account must maintain appropriate security arrangements with a broker-dealer, bank or other custody provider in each jurisdiction in which any of the Redemption Instruments are customarily traded. If neither the Authorized Participant nor the redeeming investor has appropriate arrangements in place and is not able to make such arrangements, or if it is otherwise not possible to deliver Redemption Instruments in certain jurisdictions, the Fund may use its discretion to redeem Creation Units for cash; in such an instance, the redeeming shareholder will be required to accept a cash redemption in an amount equal to the aggregate NAV of the Creation Unit(s) redeemed minus the applicable Transaction Fee, which may be higher to cover costs incidental to converting Redemption Instruments to cash.

G.	Availability of Information Regarding Fund Shares and the Index

Except as noted herein, Applicants expect that information regarding the Funds and the Indexes will be made available exactly as described in the Prior Order.

Applicants intend that, on each Business Day, the Deposit Instruments, the Redemption Instruments, and the Cash Amount as of the previous Business Day, per outstanding Share, will be made available. The Custodian intends to provide an estimated Cash Amount, adjusted through the close of the trading day, to the Exchange. An amount per Fund Share representing the sum of (i) the estimated Cash Amount and (ii) the current value of the Deposit Instruments, on a per Fund Share basis, will be calculated every 15 seconds by the Exchange or an independent third party during the Exchange’s regular trading hours and disseminated every 15 seconds by the independent third party, if applicable, and by the Exchange through the facilities of the Consolidated Tape Association. The Exchange will not be involved in, or responsible for, the calculation of the estimated Cash Amount nor will it guarantee the accuracy or completeness of the estimated Cash Amount. Neither the Trust nor any Fund will be involved in, or responsible for, the calculation or dissemination of the sum of the estimated Cash Amount and the current value of the Deposit Instruments, and will make no warranty as to its accuracy. The Indexes are calculated and published once a day, not every 15 seconds during the day. Each Fund will make available on a daily basis the names and required numbers of each of the Deposit Instruments in a Creation Unit as well as information regarding the Cash Amount.29 The NAV for each Fund will be calculated and disseminated daily. In addition, a website that will include each Fund’s Prospectus and statement of additional information (“SAI”), the applicable Index, the prior Business Day’s NAV and the reported midpoint of “bid and ask” and a calculation of the premium or discount of such price against such net asset value, the Component Securities of the Index and a description of the methodology used in its computation will be maintained. The website will be publicly available at no charge.

[29]

The NSCC’s system for the receipt and dissemination to its participants of the Fund Deposits was designed for portfolios consisting entirely of equity or fixed income securities, cash and money market instruments. As a result, it is not currently capable of processing information with respect to Short Positions. Therefore, for the Long/Short Funds and 130/30 Funds, the Adviser will provide full portfolio holdings disclosure on the Website and has developed an “IIV File,” which it will use to disclose the Funds’ full portfolio holdings, including Short Positions until such time (or perhaps longer, if the Trust deems it advisable) as the NSCC’s system can process such information. Before the opening of business on each Business Day (i) the Trust, Adviser or index receipt agent, on the Trust’s behalf, will make the IIV File available by email upon request; and (ii) the Adviser will disclose on the Website the identities and quantities of Portfolio Securities of each Long/Short Fund or 130/30 Fund that will form the basis for the Funds’ calculation of NAV at the end of the Business Day. In addition, the Trust, Adviser or index receipt agent, on the Trust’s behalf, will make publicly available the full portfolio holdings of each Long/Short Fund and 130/30 Fund on the Website. This Website disclosure will be made and updated daily and will include, as applicable, the names and number of shares held of each security in a Fund’s portfolio, whether a long position or a Short Position, including the security identifier (e.g., CUSIP or ticker symbol). Similar information on money market instruments and cash in each Fund’s portfolio will also be provided. The portfolio holdings information made available for all Funds on the Website on each Business Day will form the basis for the relevant Fund’s NAV calculation as of 4:00 pm ET on that Business Day and will reflect portfolio trades made on the immediately preceding Business Day.

End of day prices of the Fund’s Deposit Instruments are readily available from various sources such as national exchanges, automated quotation systems, published or other public sources or on-line information services such as IDC, Bloomberg or Reuters. The previous day’s closing price and volume information for the Shares will be published daily in the financial sections of many newspapers. In conclusion, Exchange listing of Shares should help ensure that there is a substantial amount of raw data available, and that such data is packaged, analyzed and widely disseminated to the investing public.

H.	Sales and Marketing Materials; Prospectus Disclosure

With respect to the Funds’ prospectus, SAI and shareholder reports, and any marketing or advertising materials, the guidelines regarding disclosure will be identical to those described in the Prior Order.

III.	DIVIDEND REINVESTMENT PROGRAM

The Applicants believe that it is appropriate to give investors the option to purchase additional individual Shares through a “Dividend Reinvestment Program” described below. The Trusts will make the DTC Dividend Reinvestment Service available for use by Beneficial Owners through DTC Participants for reinvestment of their cash dividends. Because some DTC Participants may not elect to utilize the DTC Dividend Reinvestment Service, Beneficial Owners will be encouraged to contact their broker to ascertain the availability of the DTC Dividend Reinvestment Service through such broker. DTC Participants whose customers participate in the program will have the distributions of their customers automatically reinvested in additional whole Shares issued by the Fund at NAV per Share. Shares will be issued at NAV under the DTC Dividend Reinvestment Service regardless of whether the Shares are trading in the secondary market at a premium or discount to NAV as of the time NAV is calculated. Thus,

Shares may be purchased through the DTC Dividend Reinvestment Service at prices that are higher (or lower) than the contemporaneous secondary market trading price. The DTC Dividend Reinvestment Service differs from dividend reinvestment services offered by broker-dealers in two key ways. First, in dividend reinvestment programs typically offered by broker-dealers, the additional Shares are purchased in the secondary market at current market prices at a date and time determined by the broker-dealer at its discretion. Shares purchased through the DTC Dividend Reinvestment Service are purchased directly from the Fund on the date of the distribution at the NAV per share on such date. Second, in dividend reinvestment programs typically offered by broker-dealers, shareholders are typically charged a brokerage or other fee in connection with the secondary market purchase of shares. Brokers typically do not charge customers any fees for reinvesting distributions through the DTC Dividend Reinvestment Service.

The DTC Dividend Reinvestment Service will be operated by DTC in exactly the same way it runs such service for other open-end management investment companies. The initial decision to participate in the DTC Dividend Reinvestment Service is made by the DTC Participant. Once a DTC Participant elects to participate in the DTC Dividend Reinvestment Service, it offers its customers the option to participate. Beneficial Owners will have to make an affirmative election to participate by completing an election notice. Before electing to participate, Beneficial Owners will receive disclosure describing the terms of the DTC Dividend Reinvestment Service and the consequences of participation. Brokers providing the DTC Dividend Reinvestment Service to their customers will determine whether to charge Beneficial Owners a fee for this service. Typically brokers do not charge for this service. Beneficial Owners will inform their broker of their election to participate, and the broker will in turn notify DTC either directly or through its clearing firm. The notification to DTC will include the number of Shares held by each customer participating in the program so that the Funds will know how many Shares to issue. On the payment date for any distribution, DTC will receive from the Funds the number of whole Shares to be deposited in each customer account, plus cash reflecting fractional Shares. If dividends are reinvested, the Trust will save the costs associated with liquidations of Portfolio Securities that might otherwise be incurred.

The Prospectus will make clear to Beneficial Owners that the Dividend Reinvestment Program is optional and that its availability is determined by their broker, at its own discretion. Broker-dealers are not required to utilize the DTC Dividend Reinvestment Service, and may instead offer a dividend reinvestment program under which Shares are purchased in the secondary market at current market prices or no dividend reinvestment program at all. As noted above, to participate in the Dividend Reinvestment Program, Beneficial Owners will have to make an affirmative election to participate by completing an election notice. Beneficial Owners will be provided, in advance of making this election, the disclosure referenced above about the DTC Dividend Reinvestment Service, along with Prospectus disclosure that makes clear the terms of the Dividend Reinvestment Program and the consequences of participation. This disclosure will include a clear and concise explanation that under the Dividend Reinvestment Program Shares will be issued at NAV, which could result in such Shares being acquired at a price higher (or lower) than that at which they could be sold in the secondary market on the day they are issued (this will also be clearly disclosed in the Prospectus). As a result, Beneficial Owners will be able to make a fully informed decision on whether to participate in the Dividend Reinvestment Program.

The Dividend Reinvestment Program is reasonable and fair because it is voluntary in nature and each Beneficial Owner will have in advance accurate and explicit information that makes clear the terms of the Dividend Reinvestment Program and the consequences of participation. The Dividend Reinvestment Program does not involve any overreaching on the part of any person concerned because it operates the same for each Beneficial Owner who elects to participate, and is structured in the public interest because it is designed to give those Beneficial Owners who elect to participate a convenient and efficient method to reinvest distributions without necessarily paying a brokerage commission and/or other fees (as noted above brokers may charge a fee, but typically do not). Commissions and other transaction costs in broker sponsored plans could be significant, and could equal or exceed any difference between the NAV and the price at which Shares are trading in the secondary market. Further, the factors discussed above make it clear that the Dividend Reinvestment Program is structured to ensure that the Program does not invoke any of the conditions identified in Section 1(b) of the Act that the Act is designed to eliminate or mitigate as contrary to the protection of investors. Accordingly, the Dividend Reinvestment Program meets the standards for exemptive relief under Section 6(c) of the Act, which provides that exemptive relief is appropriate if the exemption is “appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions” of the Act; and the Dividend Reinvestment Program meets the standards for exemptive relief under Section 17(b) of the Act, which provides that exemptive relief is appropriate if the Commission finds that “the terms of the proposed transaction. . . are reasonable and fair and do not involve any overreaching on the part of any person concerned . . . and the proposed transaction is consistent with the general purposes” of the Act.

As noted above, broker-dealers, in their own discretion, may also offer a dividend reinvestment program under which Shares are purchased in the secondary market at current market prices. With respect to dividend reinvestment programs offered by broker-dealers, Beneficial Owners will be encouraged in the Prospectus to consult the broker-dealer for further information on its dividend reinvestment program. The Prospectus will also caution interested Beneficial Owners that they should note that each broker-dealer may require such owners to adhere to specific procedures and timetables in order to participate in the dividend reinvestment program and that the Beneficial Owners should ascertain from their broker-dealer the necessary details. Shares acquired pursuant to such service will be held by the Beneficial Owners in the same manner, and subject to the same terms and conditions, as for original ownership of Shares. Brokerage commissions and other costs, if any, incurred to purchase Shares in the secondary market with the cash from the distributions generally will be an expense borne by the individual Beneficial Owners participating in reinvestment through such service. Applicants are unaware of any broker-dealer that offers both its own dividend reinvestment service as well as the DTC Reinvestment Service. Therefore, it is not anticipated that broker-dealers will offer their customers the option to choose between the plans.

IV.	REQUEST FOR EXEMPTIVE RELIEF AND LEGAL ANALYSIS

Applicants request the Order to amend the Prior Order which was issued pursuant to (i) Section 6(c) of the Act for an exemption from Sections 2(a)(32), 5(a)(1), and 22(d) and 22(e) of the Act and Rule 22c-1 under the Act; (ii) Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and (a)(2) of the Act; and (iii) Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and (B). The Order would provide exemptions, to the extent necessary, for the Funds to have one or more of the following characteristics:

1)	the Funds operate using a master-feeder structure;

2)	the Funds use an index that is created, compiled, sponsored or maintained by an entity which is an affiliated person, as defined in section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of the Trusts, the Adviser, the Distributor or any Sub-Adviser, or promoter to a Fund;

3)	the Fund is a Long/Short fund or a 130/30 Fund[30]; and

4)	the Funds issue Shares in less than Creation Unit size aggregations to investors participating in a Dividend Reinvestment Program.

A.	Master-Feeder Structure

1.	In-Kind Transactions in a Master-Feeder Structure

As discussed above, the Applicants currently anticipate that the Funds will operate in a master-feeder structure, substantially identical to the structures permitted under Section 12(d)(1)(E). Each Master Fund would also operate as a traditional mutual fund, issuing and redeeming shares in accordance with the requirements of Section 22 of the Act and the rules promulgated thereunder. However, Applicants request that the exemption from Section 22(e) requested herein apply to both Foreign Funds and their respective Master Funds. The shareholders of the Master Fund are currently anticipated to be exclusively other investment companies or other pooled investment vehicles that are advised by the Adviser, and the interests in the master portfolio will be sold to and redeemed by each of the Master Fund’s shareholders on the same terms and will carry the same rights.31 From the investor’s perspective, the creation and redemption process will be unaffected by the master-feeder structure. For creations, an investor will deliver a basket consisting of in-kind securities and/or cash to the Fund, and the

[30]	Applicants believe that the Long/Short and 130/30 Funds can be offered in reliance on the Prior Order and do not raise any legal or other issues which should be addressed in this Application.
[31]

While there is no present intent to do so, the master portfolio may offer shares of various classes in accordance with the terms of Rule 18f-3; however, in such case, the shareholders of each class would have the same rights with respect to their investment.

Fund will, in turn, deliver the basket to the Master Fund in exchange for interests in the Master Fund. Redemptions will work the same way, but in reverse. At no point will securities delivered in-kind to a Fund settle to the account of the Fund, nor will a Fund invest in securities other than the securities of its corresponding Master Fund.

2.	No Senior Securities

While shareholders of the Funds will have different rights of redemption versus shareholders of a traditional mutual fund feeder fund because the Funds are exchange-traded funds, the relief requested in this Application will not result in any shareholders of any Master Fund having different rights relative to other shareholders of the same Master Fund. Specifically, the Master Fund will not require, but rather will permit, any shareholder feeder fund, including a Fund, to redeem in-kind. Similarly, the Master Fund will not require, but rather will permit, all shareholder feeder funds, including a Fund, to purchase and redeem shares in large aggregations. Finally, the Master Fund would be permitted under the relief in the Prior Order for Foreign Funds, to delay redemptions in certain specified situations that relate to requested redemptions in-kind. This would apply to all shareholders of the Master Fund that request redemption in-kind.32 As a result, the proposed structure does not give rise to a senior security and should not raise any concerns under Section 18 of the Act.

B.	Use of Affiliated Index Provider

With one exception, the Application is substantially similar in all material respects to the Prior Order and all prior applications seeking exemptive relief permitting index-based ETFs. Prior applications have involved an unaffiliated index provider or an affiliated index provider,

[32]	Other feeder funds may need to separately seek relief from Section 22(e) if they intend to permit their shareholders to do in-kind redemptions.

subject to certain precise conditions.33 For the reasons discussed below, we believe that full transparency addresses the investor protection, market manipulation and other concerns the WisdomTree conditions were designed to address. Indeed, we believe that there has been an evolution in the analysis by the staff of the Division of Investment Management (the “Staff”) which is primarily involved in ETF matters resulting in the use of other means to address these concerns. In this regard, the first set of exemptive applications granting exemptive relief34 to permit actively managed ETFs occurred after WisdomTree and did not contain conditions similar to those in WisdomTree. Moreover, proposed Rule 6c-11 under the Act (the “Proposed Rule”) which would have permitted index-based and actively managed ETFs to operate without individually obtaining exemptive relief,35 did not contain conditions similar to those in WisdomTree.

We have considered how the Staff’s views on the investor protection and market manipulation concerns presented by various types of ETFs has evolved. We strongly believe that, if the Staff had not been asked to consider an index-based ETF with an affiliated index provider before it had addressed actively–managed ETFs and before the Commission, based on a Staff recommendation, had proposed Rule 6c-11, the Staff would have concluded that the concerns raised by an index-based ETF with an affiliated index provider could be met by full transparency and did not require imposition of the Wisdom Tree conditions.

[33]	See, e.g., WisdomTree Investments, et al., Investment Company Act Release Nos. 27324 (notice) and 27391 (order) (May 18, 2006 and June 12, 2006, respectively) (“WisdomTree”).
[34]

See WisdomTree Trust, et al. Investment Company Act Release Nos. 28147 (Feb. 6, 2008) (notice) and 28174 (Feb. 27, 2008) (order); Barclays Global Fund Advisors, et al., Investment Company Act Release Nos. 28146 (Feb. 6, 2008) (notice) and 28173 (Feb. 27, 2008) (order) (“Barclays”); Bear Sterns Asset Management, Inc., et al., Investment Company Act Release Nos. 28143 (Feb. 5, 2008) (notice) and 28172 (Feb. 27, 2008) (order); PowerShares Capital Management LLC, et al., Investment Company Act Release Nos. 28140 (Feb. 1, 2008) (notice) and 28171 (Feb. 27, 2008) (order).

[35]

Proposed Rule 6c-11 under the Act, Investment Company Act Release No. 28193 (March 11, 2008) (the “Proposing Release”). We fully recognize that a proposed rule cannot be relied on until it is adopted. On the other hand, except in the most unusual circumstances which would be evident from the rule proposal, whenever the Commission accepts a Staff recommendation that public comment be sought on a proposed rule, it is appropriate to conclude that the Staff and, perhaps to a lesser extent, the Commission believe that the rule proposal presents a reasonable approach to the issues being addressed.

The Commission first granted exemptive relief to an index-based ETF in 199236 and it was not until 200837 that relief was granted to an actively-managed ETF. Reviewing the Barclays application required the Staff to consider, in concrete circumstances, the investor protection and market manipulation concerns presented by actively-managed ETFs and how they should be addressed.

1.	Actively-Managed ETFs

Applications for the relief necessary to operate actively-managed ETFs identify certain regulatory concerns these ETFs present and how they will be met. As discussed in detail below, we do not believe index ETFs with an affiliated index provider present any different or greater concerns than actively-managed ETFs. Accordingly, the protections in place for actively-managed ETFs should meet the investor protection concerns present in index-based ETFs with an affiliated index provider.

In 2001, the Commission sought comments on the issues raised by the concept of an actively managed ETF over and above those presented by index-based ETFs. The Concept Release38 raised four relevant regulatory concerns of continuing relevance with respect to actively managed ETFs. These concerns are discussed below along with the analysis which has

[36]	SPDR Trust, Series 1, Investment Company Act Release Nos. 18959 (Sept. 17, 1992) (notice) and 19055 (Oct. 26, 1992) (order).
[37]	See fn. 34, supra.
[38]	Investment Company Act Release No. 25258 (November 8, 2001) (the “Concept Release”).

addressed those concerns.39 We believe this analysis is equally applicable to an index-based ETF with an affiliated index provider.

•	Transparency of the Fund’s Portfolio

Investors have a reasonable expectation that all ETFs (whether index-based or actively-managed) will be designed to enable efficient arbitrage and thereby minimize the probability that shares of an ETF will trade at a significant premium or discount to NAV. Each Fund in AdvisorShares intended to provide at least the same level of transparency in portfolio holdings as currently found in existing index based ETFs. Applicants believe that the best way to ensure effective arbitrage activity in the Shares of the Funds is to provide the full portfolio holdings of the Fund to market participants.40 In this way arbitrageurs will be able to (1) precisely measure the premium or discount that is created when the market price of a Fund’s Shares deviates from NAV and (2) precisely calculate the arbitrage opportunity they could capture through the creation and redemption process. As described above, the Adviser proposes to provide full transparency of each Fund’s portfolio each day.41 In the case of actively managed ETFs, there are certain concerns regarding full transparency that must be addressed. That is because disclosing the daily portfolio holdings of active ETFs could incite predatory trading by third-party investors, such as “front running” and “free riding.” Given the liquid nature of the Fund’s Portfolio Securities, the AdvisorShares Applicants believed that it was unlikely that the announcement of the identities and quantities of the Fund’s Portfolio Securities would lead to

[39]

The analysis is largely drawn from the application for AdvisorShares Investments, LLC, et al. (File No. 812-13488), Investment Company Act Release Nos. 28568(notice) and 28822(order), (Dec. 23, 2008 and July 20, 2009, respectively) (“AdvisorShares”).

[40]

See Concept Release at 10 (“[The] high degree of transparency in the investment operations of an ETF helps arbitrageurs determine whether to purchase or redeem Creation Units based on the relative values of the ETF shares in the secondary market and the securities contained in the ETF’s portfolio”).

[41]	See footnote 22, supra.

any market disruption. In addition, the Codes of Ethics of the Adviser and any Sub-Adviser(s) should prevent front-running. Similarly, Applicants believe that the frequent disclosures of each Fund’s Portfolio Securities would not lead to free riding (where other persons mirror the Fund’s investment strategies without paying the Fund’s advisory fees) any more than such disclosures cause this problem in connection with index ETFs now trading. In addition, the disclosed portfolio will only reflect trades that have already been effected.42

•	Other Operational Issues

The Applicants are not aware of any other issues that could cause an actively-managed ETF to operate differently from an index-based ETF, or that could affect the willingness of investors to purchase Shares either on the secondary market or in Creation Units from a Fund. In fact, because the Funds will primarily invest in liquid equity and/or fixed-income securities, Applicants believe that the operation of the Funds will be identical to the vast majority of index-based ETFs.

•	Potential Discrimination Among Shareholders

The Commission raised a concern in the Concept Release that, for actively-managed ETFs, significant deviations could develop between the market price and the NAV of an actively-managed ETF’s shares. As discussed above, because each Fund is designed to ensure effective arbitrage activity, Applicants do not believe that there is any greater risk that a deviation would develop between the market price of the Shares of a Fund and the NAV of the Shares of the Fund.

[42]

Under accounting procedures followed by the Funds, trades made on the prior Business Day (“T”) will be booked and reflected in NAV on the current Business Day (“T+1”). Accordingly, the Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.

•	Potential Conflicts of Interest for an ETF’s Investment Adviser

The Commission also observed in the Concept Release that the operation of an ETF – specifically, the process in which a Creation Unit is purchased by delivering a basket of securities to the ETF, and redeemed in exchange for a basket of securities – may lend itself to certain conflicts for the ETF’s investment adviser, who has discretion to specify the securities included in the baskets. The Commission stated that these conflicts would appear to be minimized in the case of an index-based ETF because the universe of securities that may be included in the ETF’s portfolio generally is restricted by the composition of its corresponding index. In the Concept Release, the Commission surmised that the same would not appear to be the case for an active ETF, because the increased investment discretion of the adviser to an active ETF would seem to increase the potential for conflicts of interest. Applicants believe that because the universe of investments for the Funds largely consists of liquid securities, it would appear highly unlikely that there will be opportunities for the investment adviser to include a portfolio security for the benefit of an affiliate rather than Fund shareholders. In addition, this potential conflict exists anytime two investment companies in the same fund complex have the same portfolio manager and their investment objectives are sufficiently overlapping that both funds can hold the same security.

2.	Proposed Rule 6c-11

The Proposing Release was issued on March 18, 2008, approximately six weeks after the first four notices were issued on applications for active ETFs.43 As the Proposing Release stated in its summary section, the rule would permit certain ETFs to begin operating without the expense and delay of obtaining an exemptive order from the Commission. The rule is designed to eliminate unnecessary regulatory burdens, and to facilitate greater competition and innovation among ETFs.

[43]	Proposing Release, fn. 20.

The Proposed Rule would have permitted the overwhelming percentage of index-based and actively-managed ETFs to commence operations without obtaining individual exemptive relief. Indeed, this Application would have been unnecessary if the Proposed Rule were in effect.44 The Proposed Rule did not contain any special provisions applicable to index-based ETFs with affiliated index providers. Indeed, the Proposing Release contained the following section which specifically addressed ETFs with affiliated index providers and explained why the Proposed Rule did not contain conditions similar to those which had been in Wisdom Tree.

Affiliated Index Providers

Federal securities laws and the rules of national securities exchanges require funds and their advisers to adopt measures reasonably designed to prevent misuse of non-public information.45 Funds are likely to be in a position to well understand the potential circumstances and relationships that could give rise to the misuse of non-public information, and can develop appropriate measures to address them. We believe these requirements should be sufficient to protect against the abuses addressed by the terms in the exemptive applications of ETF sponsors that represented they would use an affiliated index provider. The proposed rule, therefore, does not include terms from previous

[44]

It is our understanding and the general understanding among attorneys who are engaged in considering ETF issues that the Proposed Rule was not adopted as a final rule not because there had been any fundamental reconsideration as to the general appropriateness of the provisions of the Proposed Rule, but rather as a result of unresolved issues related to index-based ETFs which offered a return which was a multiple or inverse of the index’ performance.

[45]

See rule 38a-1 (requiring funds to adopt policies and procedures reasonably designed to prevent violation of federal securities laws); rule 17j-1 (requiring funds to adopt a code of ethics containing provisions designed to prevent certain fund personnel (“access persons”) from misusing information regarding fund transactions); Section 204A of the Investment Advisers Act of 1940 (“Advisers Act”) (15 U.S.C. 80b-204A) (requiring an adviser to adopt policies and procedures that are reasonably designed, taking into account the nature of its business, to prevent the misuse of material, non-public information by the adviser or any associated person, in violation of the Advisers Act or the Exchange Act, or the rules or regulations thereunder); Section 15(f) of the Exchange Act (15 U.S.C. 78o(f)) (requiring a registered broker or dealer to adopt policies and procedures reasonably designed, taking into account the nature of the broker’s or dealer’s business, to prevent the misuse of material, nonpublic information by the broker or dealer or any person associated with the broker or dealer, in violation of the Exchange Act or the rules or regulations thereunder). See, e.g. Rule Commentary .02(b)(i) of American Stock Exchange Rule 1000A (requiring “firewalls” between an ETF and an affiliated index provider).

applications that are designed to prevent the communication of material non-public information between the ETF and the affiliated index provider.46

We request comment on our proposal to eliminate these terms. Should the rule include any of the terms included in previous exemptive applications for affiliated index providers? If so, which terms and why?

The Commission received seven comments in response to its request for comments on whether and, if so, what conditions should be imposed on index-based ETFs with affiliated index providers. Five comments supported the elimination of the conditions and two opposed their elimination.47

In summary, since the additional conditions were first imposed on index-based ETFs with affiliated index providers, there have been two significant contexts in which the Staff indicated that these conditions were no longer necessary. First, actively managed ETFs have been permitted to operate without any similar additional conditions. As an intellectual matter, we are not able to identify any unaddressed investor protection concerns raised by an index-based ETF with an affiliated index provider which are not raised by actively-managed ETFs.48

[46]

The terms are intended to address the potential conflicts of interest between the ETF adviser and its affiliated index provider, and include: (i) all of the rules that govern inclusion and weighting of securities in each index are made publicly available; (ii) the ability to change the rules for index compilation is limited and public notice is given before any changes are made;

(iii) “firewalls” exist between (A) the staff responsible for the creation, development and modification of the index compilation rules and (B) the portfolio management staff; (iv) the calculation agent, who is responsible for all index maintenance, calculation, dissemination, and reconstitution activities, is not affiliated with the index provider, the ETF or any of their affiliates; and (v) the component securities of the index may not be changed more frequently than on a specified periodic basis. See WisdomTree Notice, supra note 26.

[47]

One commenter spoke on behalf of small and entrepreneurial index providers and was concerned about the potential loss of business from ETF sponsors who would be permitted to use affiliated index providers without being subject to any conditions. The other criticism was from a firm which provides compliance services and appears to suggest that a final rule should include specific compliance-related requirements to assist chief compliance officers in executing their duties.

[48]	The PowerShares application and the Commission notice described the investment objective of the initial ETFs as follows:

Each Initial AER Fund’s investment objective will be to provide long-term capital appreciation by investing in stocks selected according to a quantitative screening methodology developed by AER.

Second, Proposed Rule 6c-11 did not impose any additional conditions on index-based ETFs with affiliated index providers. The Proposing Release specifically refers to the federal securities laws and the rules of the national securities exchanges which require ETFs and their investment advisers to adopt measures reasonably designed to prevent misuse of non-public information. We believe and agree with the Staff’s apparent conclusion that those requirements plus full transparency have eliminated the need for additional limitations.

3.	Investor Uses and Benefits of Affiliated Index Funds

Applicants believe that Funds with an affiliated index provider (“Affiliated Index Funds”) will offer a variety of benefits that will appeal to individual and institutional investors alike. Applicants assert that these will be identical or substantially similar to the benefits offered by current ETFs. These benefits include flexibility, tradability, availability, certainty of purchase price and tax efficiencies. Equally of interest to investors will be the relatively low expense ratios of the Affiliated Index Funds as compared to those of their directly competitive traditional mutual funds, due to their in-kind efficiencies in portfolio management as well as other reduced infrastructure costs. Reductions in the cost of trading, clearing, custody processes, shareholder reporting and accounting experienced by ETFs currently trading should be similarly experienced by the Affiliated Index Funds. The last, but by no means least important benefit, is that investors will have access to extensive information regarding the Component Securities of the relevant Underlying Index, the Portfolio Securities of each Affiliated Index Fund, the Deposit Instruments and the Redemption Instruments. Applicants believe that this updated information will be used also by fund analysts, fund evaluation services, financial planners and advisors and broker dealers, among others, and will enhance general market knowledge about the Affiliated Index Fund’s holdings as well as the performance of its Adviser and any Subadviser.

Given that AER was the investment adviser to the ETFs, it appears that for all practical purposes there is no substantive, only semantic differences, between an index-based ETF with an affiliated index provider, thereby triggering the Wisdom Tree conditions, and certain actively-managed ETFs which the Staff has allowed to operate without imposition of the Wisdom Tree conditions.

Applicants have made every effort to structure the Affiliated Index Funds in a way that would not favor creators, redeemers and arbitrageurs over retail investors buying and selling in the secondary market. All investors, large and small, will know how changes in each Underlying Index are determined and information about such changes will be made available to all investors at the same time. Given that each Affiliated Index Fund will be managed to replicate or closely track its Underlying Index, neither the Adviser nor any Subadviser will have latitude to change or specify certain Deposit Instruments or Redemption Instruments to favor an affiliate.

C.	Sales of Shares in in connection with a Dividend Reinvestment Program.

The Prior Application stated that “No Fund will make DTC book-entry dividend reinvestment service available for use by Beneficial Owners for reinvestment of their cash proceeds but certain individual Brokers may make a dividend reinvestment service available to their clients.” In addition, the Prior Application included several representations and a condition noting that Shares could be acquired from the Funds and the Funds would issue Shares in Creation Units only. The Applicants seek an order from the Commission amending the Prior Order to specifically permit the Funds to operate the Dividend Reinvestment Program as described above.

The Applicants believe that it is appropriate to give Beneficial Owners the ability to purchase additional Shares through the Dividend Reinvestment Program at NAV. The Applicants do not believe that the fact that the NAV may be higher (or lower) than the price at which Shares might otherwise be contemporaneously purchased in the secondary market should result in a different conclusion.

Currently, Beneficial Owners who wish to reinvest dividends have two options. They can participate in an automatic distribution reinvestment program offered by their broker or adviser (if available), or they can purchase additional Shares through a secondary market transaction. In each case, they would likely pay a brokerage commission or other fee. These commission and other transaction costs could be significant, and could equal or exceed any difference between the NAV and the price at which Shares are trading in the secondary market. In addition, in each case there would likely be a delay between the date the distribution is paid by the Fund and the date on which this distribution could be reinvested in additional Shares.

The Applicants believe that the ability to reinvest distributions without incurring additional brokerage costs and without a significant delay between receipt and reinvestment represents a significant improvement over the current options available to shareholders and is a significant additional benefit to shareholders. The Applicants do not believe that the mere fact that the Funds are ETFs should prohibit the Funds from offering their Beneficial Owners these enhanced benefits, which are already available to other fund shareholders, including shareholders of other ETFs.

The Applicants note that the number of Shares issued through the Dividend Reinvestment Program will be only a small percentage of the number of Shares issued in Creation Units and, therefore, the Applicants believe that the reported benefits of ETFs, such as reduced operational and transaction costs, will not be diminished if the Funds implement the Dividend Reinvestment Program. The Applicants also note that they do not believe that the issuance of Shares under the Dividend Reinvestment Program will have a material effect on the overall operation of the Funds, including on the efficiency of the arbitrage mechanism inherent in ETFs.

The Applicants do not believe that providing Beneficial Owners with an added optional benefit (the ability to reinvest in Shares at NAV) changes Beneficial Owners’ expectations about the Funds or the fact that individual Fund shares trade at secondary market prices. The Applicants believe that Beneficial Owners other than Authorized Participants) generally expect to buy and sell individual Shares only through secondary market transactions at market prices and that such owners will not be confused by the Dividend Reinvestment Program. The Applicants do not believe that Beneficial Owners will be confused or disadvantaged in any way by having the ability to reinvest distributions at NAV while being unable to redeem shares purchased through the Dividend Reinvestment Program at NAV. Because the Dividend Reinvestment Program will be described fully in each Fund’s Registration Statement, Beneficial Owners’ expectations as to the key features of their investment will be set prior to their investment in a Fund. Beneficial Owners will be able to make a fully informed decision on whether to participate in the Dividend Reinvestment Program. Those who do not find this feature appealing are free to not invest in the Fund or to decline participation in the Dividend Reinvestment Program.

The exemptive relief granted in the Prior Order was granted pursuant to Section 6(c) of the Act, which provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the Act “if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act];” pursuant to Section 17(b) of the Act, which provides that the Commission may approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an Affiliated Person of such company, if the Commission finds that “the terms of the proposed transaction. . . are reasonable and fair and do not involve any overreaching on the part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned . . . and the proposed transaction is consistent with the general purposes of [the Act];” and Section 12(d)(1)(J) of the Act, which provides that the Commission may “exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions from any provision of [Section 12(d)(1)], if and to the extent that such exemption is consistent with the public interest and the protection of investors.”

With respect to the relief granted in the Prior Order pursuant to Section 6(c), the Order remains appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. With respect to the relief granted in the Prior Order pursuant to Section 17(b), the Order remains reasonable and fair and does not involve overreaching on the part of any person, consistent with the policies adopted, or to be adopted, by the Funds and consistent with the general purposes of the Act. With respect to the relief granted in the Prior Order under Section 12(d)(1) of the Act, the Order remains consistent with the public interest and the protection of investors. Further, as noted above, all representations contained in the applications which were the basis for the Prior Order relating to the operation of the series of the Trust remain in effect and will apply to any Funds relying on the Order. The only difference between the representations and conditions in the applications which were the basis for the Prior Order and this Application relates to a Fund issuing Shares in less than Creation Unit size pursuant to the Dividend Reinvestment Program.

For the reasons stated above, the Applicants believe it is in the best interest of the Funds and their Beneficial Owners for the Dividend Reinvestment Program to be available to them. The Applicants do not believe any public policy interest is served by preventing this option from being made available to the Beneficial Owners. In addition, the Commission recently granted exemptive relief to permit the operations of an ETF based on an exemptive application stating that the ETF would allow shareholders to purchase shares directly from the ETF through the DTC book entry dividend reinvestment service.49 Accordingly, subject to the modifications to the terms and conditions of the Prior Order requested in this Application, the Applicants believe that the Commission should likewise permit the Funds to offer shares in less than Creation Units through the Dividend Reinvestment Program.

V.	CONDITIONS

The Applicants agree that any order of the Commission granting the requested relief will be subject to the same conditions as those imposed by the Prior Order, except that condition 4 is revised in its entirety as follows:

Neither the Trusts nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Each Fund’s prospectus will prominently disclose that the Shares are not individually redeemable shares and will disclose that (other than pursuant to the Dividend Reinvestment Program) owners of the Shares may acquire those Shares from the Trusts and tender those Shares for redemption to the Trusts in Creation Units only. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire those Shares from the Fund (other than pursuant to the Dividend Reinvestment Program) and tender those Shares for redemption to a Trust in Creation Units only.

[49]	See fn. 4 supra.

VI.	NAMES AND ADDRESSES

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their addresses are as indicated on the first page of this application. The Applicants further state that all written or oral communications concerning this Application should be directed to:

W. John McGuire, Esq.

Bingham McCutchen LLP

2020 K Street, NW

Washington, DC 20006

(202) 373-6799

VII.	AUTHORIZATION AND SIGNATURES

Pursuant to Rule 0-2(c) under the Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. Ellen Needham is authorized to sign and file this document on behalf of the Adviser pursuant to board resolution. Ellen Needham is authorized to sign and file this document on behalf of the Trusts pursuant to board resolutions. Don McArdle is authorized to file this document on behalf of Distributor pursuant to Board resolution.

a. SSgA FUNDS MANAGEMENT

By:	/s/ Ellen M. Needham
	Name:	Ellen Needham
	Title:	President
	Dated:	October 5, 2012

b. SPDR® Series Trust, and SPDR® Index Shares Funds

By:	/s/ Ellen M. Needham
	Name:	Ellen Needham
	Title:	President
	Dated:	October 5, 2012

c. STATE STREET GLOBAL MARKETS, LLC

By:	/s/ Don McArdle
Name: Don McArdle
Title: Vice President
Dated: October 5, 2012

VERIFICATION

The undersigned states that he has duly executed the attached Application dated October 5, 2012 for and on behalf of SSGA FUNDS MANAGEMENT, INC., SPDR® Series Trust, and SPDR® Index Shares Funds; that he is a President of each such company; and that all actions by directors and other persons necessary to authorize deponent to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Ellen M. Needham
Ellen Needham

The undersigned states that he has duly executed the attached Application dated October 5, 2012 for and on behalf of STATE STREET GLOBAL MARKETS, LLC; that he is Vice President of such company; and that all actions by directors and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Don McArdle
Don McArdle

44